EXHIBIT 99.1

REE Automotive Announces First Quarter 2022 Financial Results

Business plan on track towards firm orders and start of production

  Market’s first fully drive-by-wire electric van, developed with EAVX, a subsidiary of JB Poindexter & Co, to begin validation and road testing by pipeline customers in the U.S.
  Positive feedback on the P7 platform from pipeline customers, including two global OEMs and three large fleets
  Integration center robotic assembly line on track, with anticipated capacity of 10,000 vehicle sets by the end of 2022
  P7 commercialization on track and funded

TEL AVIV, Israel, May 17, 2022 (GLOBE NEWSWIRE) -- REE Automotive Ltd. (NASDAQ: REE) (“REE” or the “Company”), an automotive technology leader and provider of electric vehicle (EV) platforms, today announced its financial results for the first quarter of 2022. REE is focused on executing milestone deliverables on its signed strategic collaborations relating to various types of commercial delivery vehicles and people movers, with capabilities to integrate multiple levels of autonomy.

“This quarter we made significant progress towards establishing our production capabilities, commercializing our products, and maturing our pipeline. The recently-announced commencement of on-road testing in the U.S. of our new class 5 walk-in van highlights the progress of our partnership with EAVX. We are excited for customers to experience first-hand the unique benefits of the first X-By-Wire vehicle built with a best-in-class Morgan Olson body and Powered by REE when we deliver full vehicle prototypes this summer. As our business plan continues on track, we are encouraged by customer feedback from those who have experienced our P7 platform during on-track demonstrations in Israel and in the UK. We feel very confident in our timelines. Accordingly, we are building out our highly-automated production capabilities at our Coventry, UK, integration center, which we expect to provide initial capacity of 10,000 corner sets by the end of this year,” said Daniel Barel, REE’s Co-Founder and Chief Executive Officer.

Commercial Developments & Outlook

Over the last year, REE has been expanding its market footprint and building a partner ecosystem to enable and accelerate adoption of the Company’s products. This includes collaboration with partners to not only develop full vehicle offerings, but also provide a comprehensive ecosystem of capabilities and services, such as vehicle financing, charging infrastructure, after sales & service as well as Data-as-a-Service (“DaaS”), for a full turn-key solution intended to enable and expedite a smooth transition for our customers from ICE to EV fleets.

During the first quarter of 2022, REE made significant progress on trials of its fully-flat, modular P7 platform and announced the opening of its Coventry, UK, integration center, with highly-automated assembly cell testing underway to support the start of serial production in 2023.

The Company also continues executing on its commercial programs. For example, REE expects to deliver a joint full vehicle prototype based on the P7 platform with EAVX, for customer evaluation this summer, a key step towards firm orders and public road testing.   REE continues to progress on homologation activities for the P-7 according to schedule at both the component and system level. Full vehicle level validation and homologation are currently scheduled to begin mid-year in collaboration with our partners.

Progress on selected programs, collaborations, and other R&D projects is provided below.

P7 Program

Fully flat from end-to-end, the P7 platform, unveiled in January 2022, is intended to power class 3-5 vehicles with payloads up to 8,800 pounds, range of up to 370 miles and all-wheel steering and drive. It is designed to significantly reduce development times of electric commercial models. The P7 platform allows for unique user benefits, efficiencies, and flexibility enabled by REEcorners™ and their fully independent, X-By-Wire control system and is suited for applications across commercial trucks, school buses, walk-in-vans and recreational vehicles.

REE displayed the P7 platform for first time in the U.S. at NTEA’s Work Truck Week, where the Company showed the REEcorner™ technology and platform to dozens of potential customers across fleet owners, technology companies, OEMs, upfitters and auto manufacturers. REE also hosted pipeline customers at its UK Engineering Center of Excellence at MIRA Technology Park to review REEcorner™ prototype builds, verification and validation activities, and to experience the P7 platform on track. Positive feedback has been received from pipeline customers, including two global OEMs and three large fleets.

P7 prototype testing is underway, and we are moving towards system and component level homologation. Additionally, core control system software and functional safety development, a key element for the development of mission-specific variations enabled by REEcorners™, are progressing according to plan.

EAVX

REE today announced a new walk-in van prototype, first to incorporate EAVX’s new EV-specific body design powered by REE’s modular P7 platform. Customer validation on U.S. private roads is expected to take place this summer. The joint prototype is the market’s first fully drive -by- wire commercial vehicle.

Additional evaluations of the new electric walk-in van prototype powered by REE’s X-By-Wire technology will take place for several weeks in Michigan allowing pipeline customers across retail, delivery and logistics segments to experience the vehicle, discuss their unique requirements and secure production capacity on the path for 2023 deliveries.

Hino FlatFormer

In early January 2022, REE and Hino Motors (“Hino”), a subsidiary of Toyota Motor Corporation and a global leader in heavy and medium duty trucks, jointly exhibited their concept model EV platform, the FlatFormer, at the Consumer Electronics Show (CES) in Las Vegas. The FlatFormer leverages REE’s innovative REEcorner™ technology, which allows the critical drive components to reside between the wheel and the chassis, thus creating a fully flat chassis. The FlatFormer will be designed to carry a customized Mobility Service Module that can transport passengers and goods and deliver services. The Mobility Service Module can be designed to easily detach from the EV platform and once detached, can serve as an independent, stand-alone unit, leaving the platform to be operated separately and continue on its next task. REE and Hino anticipate that FlatFormer prototypes will be produced this year.

Additional Initiatives

REE is continuing to advance additional previously-announced ongoing programs and initiatives, including those related to the development of autonomous vehicles.

Supply Chain & Operational Developments

In the first quarter of 2022, REE established strategic supplier agreements with Rockwell Automation and Expert Technologies Group to support its manufacturing readiness ahead of its anticipated 2023 commercial production. REE will adopt Rockwell Automation’s Plex Manufacturing Execution System (MES) to support the company’s highly digitalized manufacturing of REEcorners™ and platforms. The five-year contract will launch at REE’s Coventry, UK, integration center, with the cloud capabilities delivered by MES serving as the digital backbone for REE’s global operations and future assembly lines. The MES enables local capability to manage customer-bespoke manufacturing operations, while also allowing REE to quickly share and scale best practice globally across all integration centers. REE has also nominated Expert Technologies Group, a leading manufacturer of industrial automation systems, automated assembly, special purpose machinery and single and multi-robotic cells, including robotic assembly, for the integration of its robotics and automated manufacturing technologies.

REE expects its first highly-automated integration center in Coventry, UK to be operational in the second half of 2022, and remains on track to open its North American integration center in Austin, Texas in 2023. REE recently demonstrated robotic assembly for its automated manufacturing cell, which will be replicated across 13 cells for a modular production line that will be installed in the Coventry integration center this year.

The Company anticipates that it will have an initial capacity to produce 10,000 vehicle sets by the end of 2022, ramping up to 20,000 vehicle sets by the end of 2023. REE’s CapEx-light production approach is based on leveraging its global network of Tier 1 partners’ manufacturing capacity, with full point-of-sale component assembly and testing set to take place in REE’s integration centers.

View REE’s robotic assembly process.

Financial Highlights & Outlook

  GAAP net loss was $23.0 million in the first quarter of 2022 compared to $46.7 million in the fourth quarter of 2021 and $12.6 million in the first quarter of 2021. The increase compared to the first quarter of 2021 is attributed mainly to higher R&D, Sales and Marketing expenses related to the progress in the Company’s programs towards customer validation.
  Non-GAAP net loss of $29.9 million in the first quarter of 2022 compared to $26.0 million in the fourth quarter of 2021 and $8.5 million in the first quarter of 2021. The year-over-year increase in non-GAAP net loss is primarily related to higher operating expenses as the Company ramps up its capabilities and market penetration towards commercial production in 2023.
  As of March 31, 2022, the Company’s total liquidity amounted to $239.0 million, comprised entirely of cash.   The Company is on track to invest approximately $30 million during 2022 primarily related to the establishment of initial production capacity.
  The Company reiterates its fiscal year guidance for non-GAAP operating expenses, which includes non-GAAP selling, general, and administrative and research and development expenses, to total between $100 and $120 million in 2022. Operating expenses will primarily consist of engineering and technology expenses related to the company’s existing commercial programs and projects as well as expenses related to the establishment of its initial production capacity that are not capitalized. The expense expectations are dependent in part on the timing and achievement of certain milestones related to the Company’s commercial programs and projects.
  The Company anticipates that it has sufficient liquidity to achieve initial production of its P7 platform and continue to advance other commercial activities set forth above.

Webcast and Conference Call Information

REE will host a conference call at 8:30 a.m. Eastern Time on Tuesday, May 17, 2022 to discuss results, recent developments and the Company’s commercial roadmap. This press release and the accompanying presentation materials will be accessible prior to the conference call at https://investors.ree.auto/.

Individuals wishing to participate in the webcast can access the event on the REE’s website by visiting https://investors.ree.auto/. The conference call will be accessible domestically or internationally, by dialing 646-741-3167 or +44 (0) 2071928338, respectively. Upon dialing in, please provide your details and request to join the REE Automotive First Quarter 2022 Earnings Conference Call or reference conference code 3444682.

The call will be recorded, and a replay will be available on REE’s Investors website at https://investors.ree.auto/.

Use of Non-GAAP Financial Measures

The Company has disclosed financial measurements in this press release that present financial information considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company’s management uses these measurements as an aid in monitoring the Company’s on-going financial performance. Non-GAAP cost of sales, non-GAAP research and development, non-GAAP selling, general and administrative expenses and non-GAAP operating expenses exclude the impact of stock-based compensation. Non-GAAP net loss and non-GAAP loss per share also exclude non-recurring or unusual items that are considered by management to be outside the Company’s standard operations and certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies by reflecting operating results of the Company excluding such items. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are included in the financial tables that follow.

The Company provides a reconciliation of non-GAAP operating expenses for the three months ended March 31, 2022 below, however, the Company does not provide guidance on GAAP operating expenses and is unable to provide a reconciliation for its non-GAAP operating expenses guidance range without unreasonable efforts due to high variability and complexity with respect to estimating certain forward-looking amounts. These include adjustments for stock-based compensation that are excluded from the calculation of GAAP operating expenses.

There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. Thus, there can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

Contacts:

Investor Relations	Media
Limor Gruber	Keren Shemesh
VP Investor Relations | REE Automotive	Chief Marketing Officer | REE Automotive
+972-50-5239233	+972-54-5814333
investors@ree.auto	media@ree.auto

REE AUTOMOTIVE LTD.
Condensed Consolidated Statements of Operations
U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Three Months Ended
	March 31, 2022	December 31, 2021	March 31, 2021
Revenues	$—	—	$6
Cost of sales	538	656	11
Gross loss	(538)	(656)	(5)
Operating expenses:
Research and development expenses, net	22,397	23,292	7,149
Selling, general and administrative expenses	15,288	15,538	5,448
Total operating expenses	37,685	38,830	12,597
Operating loss	(38,223)	(39,486)	(12,602)
(Income) loss from warrants remeasurement	(15,330)	6,239	—
Financial income, net	(472)	(297)	(4)
Net loss before income tax	(22,421)	(45,428)	(12,598)
Income tax expense	594	1,223	—
Net loss	$(23,015)	(46,651)	$(12,598)
Net comprehensive loss	$(23,015)	(46,651)	$(12,598)
Basic and diluted net loss per Class A ordinary share	$(0.08)	(0.16)	$(0.07)

Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share (1)	289,747,646	284,294,928	193,705,500

(1) Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021.

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	March 31, 2022	December 31, 2021
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS:
Cash and cash equivalents	$238,976	$275,772
Restricted cash	138	138
Other accounts receivable and prepaid expenses	13,324	12,162
Total current assets	252,438	288,072

NON-CURRENT ASSETS:
Non-current restricted cash	1,002	1,005
Other accounts receivable	5,351	1,184
Operating lease right-of-use assets	17,365	—
Property and equipment, net	3,772	2,675
Total non-current assets	27,490	4,864

TOTAL ASSETS	$279,928	$292,936

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$5,232	$4,538
Other accounts payable and accrued expenses	13,501	16,018
Operating lease liabilities	2,526	—
Total current liabilities	21,259	20,556

NON-CURRENT LIABILITIES:
Deferred revenues	943	943
Warrants liability	5,704	21,034
Operating lease liabilities	14,526	—
Total non-current liabilities	21,173	21,977

TOTAL LIABILITIES	42,432	42,533

SHAREHOLDERS’ EQUITY:
Ordinary shares	—	—
Additional paid-in capital	875,019	864,911
Accumulated deficit	(637,523)	(614,508)
Total shareholders’ equity	237,496	250,403
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$279,928	$292,936

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands
(Unaudited)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:

Net loss	$(23,015)	$(12,598)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	767	74
Share-based compensation	8,475	4,106
Remeasurement of warrant liability	(15,330)	—
Decrease in inventory	—	4
Decrease in trade receivables	—	26
Increase in other accounts receivable and prepaid expenses	(5,329)	(396)
Increase in operating lease right-of-use assets and liability	(827)	—
Increase in trade payables	631	1,502
Increase (decrease) in other accounts payable and accrued expenses	(2,517)	973
Other	3	92
Net cash used in operating activities	(37,142)	(6,217)

Cash flows from investing activities:

Purchase of property and equipment	(1,290)	(325)
Proceeds from bank deposits	—	1,667
Net cash provided by (used in) investing activities	(1,290)	1,342

Cash flows from financing activities:

Proceeds from exercise of options	1,633	—
Proceeds from exercise of warrants to preferred shares	—	2,350
Transaction costs	—	(371)
Net cash provided by financing activities	1,633	1,979

Decrease in cash, cash equivalents and restricted cash	(36,799)	(2,896)
Cash, cash equivalents and restricted cash at beginning of year	276,915	45,507
Cash, cash equivalents and restricted cash at end of period	$240,116	$42,611

Reconciliation of GAAP Financial Metrics to Non-GAAP
U.S. dollars in thousands (except share and per share data)
(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Net Loss on a GAAP Basis	(23,015)	(46,651)	$(12,598)
Financial income, net (2)	(472)	(297)	(4)
Income tax expense	594	1,223	—
Inventory write-off	—	251	—
Depreciation and amortization (2)	767	192	74
Loss (income) from warrant valuation	(15,330)	6,239	—
Share-based compensation	8,475	14,115	4,106
Adjusted EBITDA(1) (2)	(28,981)	(24,928)	(8,422)

___________________________________________

(1)	Adjusted EBITDA excludes adjustments for financial income, net, income tax expense, depreciation and amortization, inventory write-off, loss (income) from warrant valuation, and share-based compensation.
(2)	Current period results include the impact from adoption of ASU Topic 842 - Leases.

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and GAAP net loss per Share, basic and diluted to Non-GAAP net loss per Share, basic and diluted

	Three Months Ended
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
GAAP cost of sales expenses	$538	656	$11
Inventory write-off	—	(251)	—
Share-based compensation	(70)	(128)	—
Non-GAAP cost of sales expenses	468	277	11

GAAP research and development expenses	22,397	23,292	7,149
Share-based compensation	(3,207)	(5,559)	(1,645)
Non-GAAP research and development expenses	19,190	17,733	5,504

GAAP selling, general, and administrative expenses	15,288	15,538	5,448
Share-based compensation	(5,198)	(8,428)	(2,461)
Non-GAAP selling, general, and administrative expenses	10,090	7,110	2,987

GAAP operating expenses	37,685	38,830	12,597
Share-based compensation	(8,405)	(13,987)	(4,106)
Non-GAAP operating expenses	29,280	24,843	8,491

GAAP net loss	(23,015)	(46,651)	(12,598)
Loss (income) from warrant valuation (1)	(15,330)	6,239	—
Share-based compensation	8,475	14,115	4,106
Inventory write-off	—	251	—
Non-GAAP net loss	$(29,870)	$(26,046)	$(8,492)

Non-GAAP basic and diluted net loss per share	$(0.10)	$(0.09)	$(0.04)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share (2)	289,747,646	284,294,928	193,705,500

____________________________________________

1)	In July 2021, the Company assumed public and private warrants as part of its merger with 10X Capital. For the first quarter of 2022, the change in fair value of the warrants resulted in the Company recording non-cash income of $15.3 million.
2)	Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021.

About REE Automotive

REE Automotive (NASDAQ: REE) is an automotive technology leader creating the cornerstone for tomorrow’s zero-emission vehicles. REE’s mission is to empower global mobility companies to build any size or shape of electric or autonomous vehicle – from class 1 through class 6 - for any application and any target market. Our revolutionary, award-winning REEcorner™ technology packs traditional vehicle drive components (steering, braking, suspension, powertrain and control) into the arch of the wheel, allowing for the industry’s flattest EV platform. Unrestricted by legacy thinking, REE is a truly horizontal player, with technology applicable to the widest range of target markets and applications. Fully scalable and completely modular, REE offers multiple customer benefits including complete vehicle design freedom, more space and volume with a smaller footprint, lower TCO, faster development times, ADAS compatibility, reduced maintenance and global safety standard compliance.

Headquartered in Israel, with subsidiaries in the USA, the UK, Germany, and Japan. REE has a unique CapEx-light manufacturing model that leverages its Tier 1 partners’ existing production lines. REE’s technology, together with their unique value proposition and commitment to excellence, positions REE to break new ground in e-Mobility. For more information visit https://www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2022 and in subsequent filings with the SEC.